Exhibit 4.2

First Amendment to
September 26, 2007 Superseding Note (Superseding May 11, 2007 Note)

This first amendment (“First Amendment”) to the September 26, 2007 Superseding Note (“Note”) is made by and between ICC Worldwide, Inc. (formerly, Torbay Holdings, Inc. and hereinafter referred to as “ICCWW”) and Nutmeg/Mercury LLLP (“Nutmeg/Mercury”). Unless otherwise defined herein, all capitalized terms used herein shall have the same meanings as ascribed to them in the Note.

The parties agree to amend the Note effective immediately as follows:

1.	The interest rate payable on the Note is hereby increased from 12.5% to 13.5% per year effective January 1, 2009.

2.	In return, Nutmeg/Mercury agrees that:

a.	the Maturity Date of the Note is extended from May 11, 2009 to May 11, 2010,
b.	Nutmeg/Mercury waives any and all of its rights and options to convert the accrued interest and principal of the Note into the common stock of ICCWW, and
c.
that the ICCWW warrants 2007-1 and 2007-2 to purchase a total of 7,500,000 shares of the common stock of ICCWW are hereby cancelled and of no further force or effect and Nutmeg/Mercury shall promptly return to ICCWW for cancellation all certificates representing such warrants.

3.    Except as amended hereby, the Note shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have duly executed this First Amendment to the Note on December 31, 2008.

/s/ Richard K Lauer
Richard K Lauer
President and CEO
ICC Worldwide, Inc.

/s/ Randall S Goulding
Randall S. Goulding
Manager
Nutmeg/Mercury LLLP